UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RADNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750491102

(CUSIP Number)

with copies to:

c/o RadNet, Inc.
1516 Cotner Avenue
Los Angeles, CA 90025
(310) 478-7808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750791102	SCHEDULE 13D/A	Page 2 of 9

1	NAME OF REPORTING PERSONS Howard G. Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.43%+
14	TYPE OF REPORTING PERSON IN

_________________________
+	Calculated using the number of outstanding shares of common stock as of November 3, 2011 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2011.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 3 of 9

1	NAME OF REPORTING PERSONS HFB Enterprises, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,133,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,133,114
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,133,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.72 +
14	TYPE OF REPORTING PERSON OO

___________________
+	Calculated using the number of outstanding shares of common stock as of November 3, 2011 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2011.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 4 of 9

1	NAME OF REPORTING PERSONS Fran Berger I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.43%+
14	TYPE OF REPORTING PERSON IN

___________________
+	Calculated using the number of outstanding shares of common stock as of November 3, 2011 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2011.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 5 of 9

1	NAME OF REPORTING PERSONS Howard and Fran Berger Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (not applicable)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 270,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%+
14	TYPE OF REPORTING PERSON OO

______________________
+	Calculated using the number of outstanding shares of common stock as of November 3, 2011 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2011.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 6 of 9

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (the “Amendment No. 2”) amends the statement on Schedule 13D/A as filed on March 19, 2010, which amended and restated the statement on Schedule 13D as filed on June 24, 1992 (the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

The Schedule 13D was previously filed jointly by Dr. Berger, Mrs. Berger and the Howard and Fran Berger Family Trust.  This Amendment No. 2 is being filed to report a change in their beneficial ownership of more than one percent (1%) and to add HFB Enterprises, LLC, as a reporting person.

Item 2. Identity and Background

Item 3 of the Schedule 13D is hereby amended and supplemented to add the required information regarding the LLC, as follows:

(a)                 HFB Enterprises, LLC(the “LLC”)

(b)	The address for the LLC is 1510 Cotner Ave, Los Angeles, CA 90025

(d)	The LLC have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The LLC have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The LLC is organized under the laws of the state of Nevada.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, as follows:

On December 31, 2011, the Howard and Fran Berger Family Trust transferred 5,133,114 Shares to the LLC for estate planning purposes.  The sole member of the LLC is an irrevocable trust, the beneficiaries of which are the children of Dr. Berger and Mrs. Berger and a third individual, who is a family friend. Dr. Berger and Mrs. Berger are the managers of the LLC. The transfer of Shares to the LLC was a part-gift and part-sale for a total purchase price of $500,000, evidenced by a promissory note issued by the LLC.  Dr. Berger and Mrs. Berger, as the managers of the LLC, have beneficial ownership of the Shares held by the LLC.  After giving effect to the transfer of the 5,133,114 Shares, Dr. Berger and Mrs. Berger continue to beneficially own 5,405,140 Shares. The Howard and Fran Berger Family Trust beneficially owns 272,026 Shares and the LLC beneficially owns 5,133,114 Shares.

On January 30, 2012, the Howard and Fran Berger Family Trust transferred 2,000 Shares to an individual as a gift.  Dr. Berger and Mrs. Berger do not have beneficial ownership over the 2,000 Shares transferred.  After giving effect to the transfer of the 2,000 Shares, Dr. Berger and Mrs. Berger beneficially own 5,403,140 Shares, the Howard and Fran Berger Family Trust beneficially owns 270,026 Shares and the LLC continues to beneficially own 5,133,114 Shares.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The transfer of the 5,133,114 Shares to the LLC was for estate planning purposes.  The LLC holds the 5,133,114 Shares for investment purposes and the Howard and Fran Berger Family Trust holds the 270,026 Shares for investment purposes. The reporting persons have no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of such events, subject to applicable laws and regulations.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 7 of 9

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
As of the close of business on January 30, 2012, the reporting persons beneficially own, in the aggregate, a total of 5,403,140 Shares (which represents approximately 14.43% of the outstanding Shares of the Issuer based on 37,426,460 Shares issued and outstanding as of November 3, 2011).  As co-trustees of the Howard and Fran Berger Family Trust and the managers of the LLC, Dr. Berger and Mrs. Berger beneficially own 5,403,140 Shares, representing, approximately 14.43% of the outstanding Shares.  The LLC holds directly 5,133,114 Shares, representing approximately 13.72% of the outstanding Shares. The Howard and Fran Berger Family Trust holds directly 270,026 Shares, representing approximately 0.07% of the outstanding Shares.

(b)
Dr. Berger and Mrs. Berger are co-trustees of the Howard and Fran Berger Family Trust and managers of the LLC and share the power to vote and dispose of the Shares held by the Howard and Fran Berger Family Trust and the LLC.

(c)	See Item 3 above regarding the transfer of 5,133,114 Shares to the LLC and the transfer of 2,000 Shares to an individual as a gift.

(d)	Each of Howard Berger and Fran Berger, acting alone, has the power to exercise voting and investment control over the Shares beneficially owned by the Howard and Fran Berger Family Trust.

(e)
On December 31, 2011, the Howard and Fran Berger Family Trust ceased to be the beneficial owner of more than five percent (5%) of the outstanding Shares of the Issuer based on 37,426,460 Shares issued and outstanding as of November 3, 2011.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Materials to Be Filed as Exhibits

(a)  Joint Filing Agreement by and among Dr. Berger, Mrs. Berger, the Howard and Fran Berger Family Trust and the LLC.

CUSIP No. 750791102	SCHEDULE 13D/A	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	Howard G. Berger /s/ Howard G. Berger, M.D. Howard G. Berger, M.D.
Dated: February 13, 2012	Fran Berger /s/ Fran Berger Fran Berger
Dated: February 13, 2012	Howard and Fran Berger Family Trust By: /s/ Howard G. Berger, M.D. Howard G. Berger, M.D., co-trustee By: /s/ Fran R. Berger Fran R. Berger, co-trustee
Dated: February 13, 2012	HFB Enterprises, LLC By: /s/ Howard G. Berger, M.D. Howard G. Berger, M.D., as manager

CUSIP No. 750791102	SCHEDULE 13D/A	Page 9 of 9

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of RadNet, Inc., and that this Agreement be included as an exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2012	Howard G. Berger /s/ Howard G. Berger, M.D. Howard G. Berger, M.D.
Dated: February 13, 2012	Fran Berger /s/ Fran Berger Fran Berger
Dated: February 13, 2012	Howard and Fran Berger Family Trust By: /s/ Howard G. Berger, M.D. Howard G. Berger, M.D., co-trustee By: /s/ Fran R. Berger Fran R. Berger, co-trustee
Dated: February 13, 2012	HFB Enterprises, LLC By: /s/ Howard G. Berger, M.D. Howard G. Berger, M.D., as manager